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                               May 5, 2020

       Scott Braunstein, M.D.
       President and Chief Executive Officer
       Marinus Pharmaceuticals, Inc.
       5 Radnor Corporate Center, Suite 500
       100 Matsonford Rd
       Radnor, PA 19087

                                                        Re: Marinus
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 29,
2020
                                                            File No. 333-237903

       Dear Dr. Braunstein:

               We have limited our review of your registration statement to the issue we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed April 29, 2020

       General

   1. We note that the forum selection provision in your Fourth Amended and Restated
                                                        Certificate of
Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for
certain litigation, including any "derivative action." Please revise your prospectus to
clearly describe any risks or other impacts on investors. Please also disclose whether this
provision applies to actions arising under the Securities Act or
                                                        Exchange Act. In that
regard, we note that Section 27 of the Exchange Act creates
                                                        exclusive federal
jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or
the rules and regulations thereunder, and Section 22 of the
                                                        Securities Act creates
concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and
 Scott Braunstein, M.D.
Marinus Pharmaceuticals, Inc.
May 5, 2020
Page 2
      regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any questions.



                                                             Sincerely,
FirstName LastNameScott Braunstein, M.D.
                                                             Division of
Corporation Finance
Comapany NameMarinus Pharmaceuticals, Inc.
                                                             Office of Life
Sciences
May 5, 2020 Page 2
cc:       Steven J. Abrams, Esq.
FirstName LastName